From:	Dale Wilkerson [Dale.Wilkerson@arlp.com]
Sent:	Tuesday, March 07, 2006 10:16 AM
To:	Calder, Kimberly
Subject:	RE: One Correction

Sorry, John Small is VP - field operations for both MC Mining and Pontiki and John reports directly to Charlie/Tom

Dale G. Wilkerson
918.295.7641 (phone)
918.295.7357 (fax)
918.855.6163 (cell)
dale.wilkerson@arlp.com

"Calder, Kimberly" <CalderK@SEC.GOV>

03/07/2006 08:34 AM

To
"Dale Wilkerson" <Dale.Wilkerson@arlp.com>

cc

Subject
RE: One Correction

Dale

There is no line to/from Pontiki. Can you advise?

Kim Calder

From: Dale Wilkerson [mailto:Dale.Wilkerson@arlp.com]
Sent: Tue 3/7/2006 9:16 AM
To: Calder, Kimberly
Subject: One Correction

I forgot the dotted line reporting related to Hopkins. Please replace the chart. Thanks.

Dale G. Wilkerson
918.295.7641 (phone)
918.295.7357 (fax)
918.855.6163 (cell)
dale.wilkerson@arlp.com
----- Forwarded by Dale Wilkerson/Tul/Energy on 03/07/2006 08:16 AM -----

ALLIANCE COAL
ACCOUNTING

03/07/2006 08:15

To
"Dale Wilkerson"

1

AM   <dale.wilkerson@arlp.com>

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                                                      Subject
                              Attached Image

(See attached file: 3243_001.pdf)